EXHIBIT 12.1

BEA Systems, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Years Ended January 31,
	2006	2005	2004	2003 (2)	2002 (2)
Income (loss) before income taxes	$142,743	$131,056	$169,534	$119,823	$(4,268)

Add fixed charges	46,996	42,380	46,493	54,572	50,212

Earnings (as defined)	$189,739	$173,436	$216,027	$174,395	$45,944

Fixed charges:
Interest expense (1)	$32,073	$28,867	$30,195	$33,257	$30,232

Portion of rent expense representative of interest	12,153	10,660	12,730	17,134	17,820
Amortization of debt premium and issuance costs	2,769	2,853	3,568	4,181	2,160

Total fixed charges	$46,996	$42,380	$46,493	$54,572	$50,212

Ratio of earnings to fixed charges	4.04	4.09	4.65	3.20	*

*	Earnings (as defined) were insufficient to cover fixed charges by $4,268 for the fiscal year ended January 31, 2002.

(1)	Excludes debt conversion premium of $236 and $8,054 in fiscal 2001 and 2000, respectively, which is included in amortization of debt premium and issuance costs.

(2)	Revised to include land lease interest as interest expense rather than operating rent